DC
No Act
P.E. 3-11-03
0-49987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017665

March 11, 2003

Kelly B. Rose
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act 1934
Section
Rule 14A-8
Public
Availability 3/11/2003

Re: ConocoPhillips

Dear Ms. Rose:

This is in regard to your letter dated March 11, 2003 concerning the shareholder proposal submitted by the Unitarian Universalist Association for inclusion in ConocoPhillips' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that ConocoPhillips therefore withdraws its January 21, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gail A. Pierce
Attorney-Advisor



cc: Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

**BAKER BOTTS** L.L.P

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
NEW YORK
RIYADH
WASHINGTON



January 21, 2003

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Unitarian Universalist Association – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), we are filing six copies of (1) this letter and (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by the Unitarian Universalist Association of Congregations (the "Proponent"). On December 4, 2002, the Company received the enclosed letter dated December 2, 2002 from the Proponent transmitting the Proposal and requesting inclusion in the Company's proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's Proxy Materials for the reasons set forth below.

**Description of the Proposal**

The Proposal is in the form of a resolution requesting the Company to "amend its written equal opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy."

With regard to the eligibility of the Proponent to submit a shareholder proposal in accordance with Rule 14a-8 under the Act, the Proponent's letter stated: "The Unitarian Universalist Association is the beneficial owner of 3,700 shares of ConocoPhillips . . . [and] [w]e intend to maintain ownership of the shares at least until after the next annual meeting."

**Basis for Exclusion**

**The Proposal May Be Excluded Pursuant to Rule 14a-8(b)(1).**

Rule 14a-8(b)(1) of the Act requires a proponent, at the time of the submission of the proposal, to be a record or beneficial owner of at least one percent or $2,000 in market value of securities entitled to be voted on the proposal at the meeting and to have continuously held such securities for at least one year. The Proponent submitted the Proposal to the Company on December 2, 2002. Therefore, in order to meet the eligibility requirements of Rule 14a-8(b)(1), the Proponent must have acquired its shares on or prior to December 2, 2001.

The Proponent asserts that it is the beneficial owner of 3,700 shares of common stock of the Company, but has provided no verification of its ownership nor has it asserted that it has held the shares for one year. Assuming that the Proponent is in fact the beneficial owner of 3,700 shares of the Company's common stock, it could not have held such securities for one year. The earliest date that any person could have acquired shares of the Company's common stock is August 30, 2002, the effective date of the business combination pursuant to which the Company was formed. The Company was formed as a holding company to accomplish the combination of Conoco Inc., a Delaware corporation ("Conoco") and Phillips Petroleum Company, a Delaware corporation ("Phillips"). The Company's securities issued in the combination were registered under the Securities Act of 1933, as amended, on Form S-4, Registration No. 333-74798. The business combination was effected pursuant to an Agreement and Plan of Merger dated as of November 18, 2001 (the "Merger Agreement").[1]

On August 30, 2002, all of the conditions to closing contained in the Merger Agreement were satisfied, the business combination became effective, and the former shareholders of Conoco and Phillips became the owners of shares of common stock of the Company. Prior to such date, Conoco and Phillips were unaffiliated publicly-held companies, and the securities of Conoco and Phillips were not convertible into, or exercisable for, common stock or any other securities of the Company. Thus, the Proponent could not have held its shares for one year and the Proposal may properly be omitted from the Proxy Materials.

The Staff of the Division of Corporation Finance (the "Staff") has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. *See, e.g.*, Exelon Corporation (available March 15, 2001); Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company

[1] The business combination was effected in a transaction in which Conoco was merged with a direct wholly-owned subsidiary of the Company, with Conoco as the surviving corporation, and Phillips was merged with a different direct wholly-owned subsidiary of the Company, with Phillips as the surviving corporation. Phillips shareholders received one share of the Company's common stock for each share of Phillips they owned on August 30, 2002 (the "Merger Date"), and Conoco shareholders received 0.4677 shares of the Company's common stock for each share of Conoco they owned on the Merger Date. Conoco and Phillips each continue in existence as direct wholly-owned subsidiaries of the Company. Accordingly, all the outstanding capital stock of each of Conoco and Phillips is held by the Company.

(available February 19, 1997); Burlington Northern Santa Fe Corporation (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); and Owens-Illinois, Incorporated (available February 13, 1985).

In each case cited above, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that each proponent had held shares in the acquired company for more than one year prior to the merger, the Staff took the position that each proponent's holding period for the applicable registrant's shares began when the proponent acquired the registrant's shares pursuant to the merger. In Burlington Northern Santa Fe Corporation, which involved a business combination with an identical structure to that pursuant to which the Company was formed, the Staff explained, "[i]n light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than . . . the effective time of the acquisition."

The combination of Conoco and Phillips was also an acquisition effected by a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b)(1), the Proponent could not have acquired shares of the Company's common stock prior to August 30, 2002 when the mergers were consummated. Therefore, on December 2, 2002, the date that the Proponent submitted the Proposal, the Proponent could not have owned the Company's common stock for the requisite one-year period.

The Company believes that the Proposal may be omitted from its 2003 Proxy Materials in accordance with Rule 14a-8(f) because the Proponent has not satisfied the eligibility requirements of Rule 14a-8(b)(1).

The Company has not heretofore notified the Proponent of any procedural or eligibility deficiencies because, in accordance with Rule 14a-8(f), the Company need not provide such notice of a deficiency if the deficiency cannot be remedied. In this case, the deficiency of the Proponent's proposal is its failure to own Company common stock for the requisite one-year period. This deficiency cannot be remedied and, accordingly, the Company was not required to provide the Proponent with notice of deficiency under Rule 14a-8(f).

**Alternate Basis for Exclusion - Rule 14a-8(e).**

Even if, contrary to the Staff's precedent, the Proponent as a former shareholder of Phillips and Conoco[2] were able to take into account the period of time that it held Phillips or Conoco shares in determining whether it meets the one-year ownership requirement of Rule 14a-8(b)(1), we believe it would then follow that the Company should be entitled to rely on the deadlines for submission of proposals calculated by reference to the release of the proxy

[2] We note, however, that the Proponent has not asserted that it was formerly a shareholder of Phillips or Conoco.

materials for the Phillips and Conoco 2002 annual meetings.[3] The Proponent should not be able to argue that it should be entitled to credit for ownership in a pre-merger entity but then disregard the deadlines that would have been applicable to that entity.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e). *See, e.g.*, Wendy's International, Inc. (available January 6, 2003) (finding a proposal excludable when received one day after the deadline); International Business Machines Corporation (available December 26, 2002); The Coca-Cola Company (available December 24, 2002); SBC Communications Inc. (available December 24, 2002) (finding a proposal excludable when received one day after the deadline); UGI Corporation (available November 20, 2002) and Guest Supply Inc. (available October 20, 1998) (finding a proposal excludable for being received one day after the deadline).

Alternatively, the Company believes that the Proposal may be omitted from its 2003 Proxy Materials in accordance with Rule 14a-8(f) because the Proponent has not satisfied the eligibility requirements of Rule 14a-8(e).

The Company has not heretofore notified the Proponent of any procedural or eligibility deficiencies because, in accordance with Rule 14a-8(f), the Company need not provide such notice of a deficiency if the deficiency cannot be remedied. In this case, the deficiency of the Proponent's proposal is its failure to meet the deadline for submission set forth in Rule 14a-8(e). This deficiency cannot be remedied and, accordingly, the Company was not required to provide the Proponent with notice of deficiency under Rule 14a-8(f).

**Conclusion**

For the foregoing reasons, the Company does not intend to include the Proposal in the Company's Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2003 Annual Meeting with the Commission on or about March 17, 2003. As a

[3] The date that the Phillips proxy statement for its 2002 annual meeting was released to shareholders was April 1, 2002. Accordingly, the deadline for receipt of a proposal for inclusion in the proxy materials for a Phillips 2003 annual meeting was December 2, 2002. The date that the Conoco proxy statement for its 2002 annual meeting was released to shareholders was April 2, 2002. Accordingly, the deadline for receipt of a proposal for inclusion in the proxy materials for a Conoco 2003 annual meeting was December 3, 2002. The Company received the Proposal on December 4, 2002, which was later than either of the deadlines that would have been applicable for the 2003 proxy materials of Phillips or Conoco. The Company's 2003 annual meeting has been scheduled for May 6, which is the same date as the Phillips 2002 annual meeting, and within 30 days of the date of the Conoco 2002 annual meeting, which was held on May 21, 2002. Because the date of the Company's 2003 annual meeting has not been changed by more than 30 days from the date of either of the Phillips or the Conoco 2002 annual meetings, the deadline for receipt of shareholder proposals for the Company's 2003 annual meeting should be calculated by reference to the later of those meeting dates.

result of administrative error, the Company's submission pursuant to Rule 14a-8(j) is not being made within the period prescribed therein. However, because under a straightforward reading of the Rule 14a-8(b)(1) and applicable Staff interpretive precedent no shareholder is able to meet the eligibility requirements under Rule 14a-8(b)(1) to submit any proposals for inclusion in the Company's Proxy Materials for the 2003 Annual Meeting of Stockholders, and also because the Proposal was not timely received under Rule 14a-8(e), the Proponent is not prejudiced by the Company's inadvertent delay. As a result, we request that the Commission permit the Company to make its submission later than 80 days before the Company files its definitive proxy statement under Rule 14a-8(j).

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,

Kelly B. Rose/LRW

Kelly B. Rose

cc: Unitarian Universalist Association of Congregations (by FedEx)

Elizabeth A. Cook
ConocoPhillips

Unitarian Universalist Association of Congregations

25 Beacon Street, Boston, Massachusetts 02108, USA
(617) 742-2100 FAX (617) 367-3237
http://www.uua.org

Jerry Gabert
Treasurer and Vice President of Finance

Mr. James T. Mulva
President and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
3130 Marland Building
Houston TX 77079-1175

December 2, 2002

Dear Mr. Mulva,

On behalf of the Unitarian Universalist Association, we are hereby submitting the enclosed resolution requesting that ConocoPhillips take the appropriate action to amend its written equal employment opportunity policy to explicitly prohibit sexual orientation discrimination. We are further notifying you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting.

The lack of an explicit statement prohibiting sexual orientation discrimination in ConocoPhillips written equal opportunity policy diminishes both employee morale and productivity. More than half of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 75% of Fortune 100 companies.

The Unitarian Universalist Association is a national denomination with over 1000 congregations across the country with more than 200,000 members. Unitarian Universalism is a liberal religion with Jewish-Christian roots. It has no creed. It affirms the worth and dignity of human beings, advocates freedom of belief and the search for advancing truth, and tries to provide a warm, open, supportive community for people who believe that ethical living is the supreme witness of religion.

The Unitarian Universalist Association is the beneficial owner of 3,700 shares of ConocoPhillips. A letter of verification of ownership will be sent directly to you by our investment manager under separate cover. We intend to maintain ownership of the shares at least until after the next annual meeting. We submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We would be pleased to have a dialogue with you or your appointed representative to further discuss this matter. If you decide to modify your existing policy and substantially implement the changes, we will formally withdraw this resolution. We are hopeful that you will seriously consider this request. Our contact person, Jim Gunning, is seeking to have a dialogue with Steve Lawless, Investor Relations on behalf of our company. His telephone number is 201.836.5901 and email is jimgunning@earthlink.net. On behalf of the UUA and other interested shareholders, we look forward to discussing our concerns with you.

Respectfully yours,

Jerry Gabert

# ConocoPhillips
## SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS: ConocoPhillips** does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

More than half of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 75% of Fortune 100 companies;

A 2000 study by Hewitt Associates, a compensation and management consulting firm, found that 64 percent of large employers prohibited discrimination on the basis of sexual orientation;

The hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a recent survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States report facing some form of hostility or harassment on the job; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees, and similar legislation is pending in other jurisdictions;

Our company has operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in June 2001, 85% of respondents favored equal opportunity in employment for gays and lesbians.

**RESOLVED:** The Shareholders request that **ConocoPhillips** amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy.

**STATEMENT:** Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit by a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. **ConocoPhillips** will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

**BAKER BOTTS** LLP

RECEIVED
2003 MAR 11 PM 2:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522



March 11, 2003

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request Relating to Shareholder Proposal of the Unitarian Universalist Association

Ladies and Gentlemen:

On January 21, 2003, we requested the staff of the Division of Corporation Finance to concur with our view that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, our client, ConocoPhillips, could properly exclude from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders a stockholder proposal and statement in support thereof received from the Unitarian Universalist Association of Congregations (the "Proponent"), which requested that ConocoPhillips "amend its written equal opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy." Enclosed is a copy of a signed letter from the Proponent dated March 3, 2003 and received by facsimile on March 7, 2003 voluntarily withdrawing the Proposal. In reliance on this letter and on behalf of ConocoPhillips, we wish to withdraw our request that the staff concur in our position on ConocoPhillips' ability to exclude the Proposal pursuant to Rule 14a-8. Please do not hesitate to call me at (713) 229-1796 if you have any questions relating to this matter.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,

Kelly B. Rose

Kelly B. Rose

cc: Unitarian Universalist Association of Congregations (by FedEx)

Elizabeth A. Cook
ConocoPhillips

HOU03:900512.1

Unitarian Universalist Association of Congregations
25 Beacon Street, Boston, Massachusetts 02108, USA
(617) 742-2100 FAX (617) 367-3237
http://www.uua.org

Jerry Gabert
Treasurer and Vice President of Finan

March 3, 2003

E. Julia (Judy) Lambeth
Corporate Secretary and Deputy General Counsel
Corporate Services
ConocoPhillips
600 North Dairy Ashford (77079)ML 3024
P.O. Box 4783
Houston TX 77210

Dear Ms. Lambeth,

We have received a copy of your letter to the Securities and Exchange Commission dated January 21, 2003 and the notification of your intent to not include our shareholder Proposal, dated December 2, 2002 that was submitted on behalf of the Unitarian Universalist Association.

We hereby formally withdraw the Proposal and we applaud your decision and subsequent Board action to amend the ConocoPhillips written equal employment opportunity policy to explicitly prohibit sexual orientation discrimination. It is our belief that the lack of such an explicit statement prohibiting sexual orientation discrimination in ConocoPhillips written equal opportunity policy tended to diminish both employee morale and the overall productivity of our Company. More than half of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 75% of Fortune 100 companies.

We would be pleased to continue a dialogue with you to further discuss this matter and to personally appear, if invited, to acknowledge our support and appreciation for the action that you've taken toward the equal opportunity for all the employees of our Company. If you are interested, please contact me or Jim Gunning, whose telephone number is 201.836.5901 and email is jimgunning@earthlink.net.

On behalf of the UUA and other interested ConocoPhillips shareholders, we congratulate you on your deliberation and your definitive action toward the fair and equal opportunity treatment of all the employees of our Company. We look forward to hearing of your interest in further dialogue.

Respectfully yours,

Jerry Gabert
Treasurer and Vice President of Finance

# ConocoPhillips
## SEXUAL ORIENTATION NONDISCRIMINATION POLICY

**WHEREAS: ConocoPhillips** does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

More than half of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 75% of Fortune 100 companies;

A 2000 study by Hewitt Associates, a compensation and management consulting firm, found that 64 percent of large employers prohibited discrimination on the basis of sexual orientation;

The hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a recent survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States report facing some form of hostility or harassment on the job; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees, and similar legislation is pending in other jurisdictions;

Our company has operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in June 2001, 85% of respondents favored equal opportunity in employment for gays and lesbians.

**RESOLVED**: The Shareholders request that **ConocoPhillips** amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy.

**STATEMENT**: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit by a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. **ConocoPhillips** will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.